SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 7)

SAUER-DANFOSS INC.
(Name of Subject Company)

DANFOSS ACQUISITION, INC.
A Wholly Owned Subsidiary of
DANFOSS A/S

 (Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

 (Title of Class of Securities)

804 137 107
(CUSIP Number of Class of Securities)

Danfoss A/S
Niels B. Christiansen, Chief Executive Officer
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Uri Doron, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, NY 10022
Tel: (212) 521-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$164,634,666	$11,738.46

*
The transaction valuation is estimated solely for purposes of calculating the filing fee.  The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Sauer-Danfoss Inc. (the “Company”) not beneficially owned by Danfoss A/S, a corporation organized under the laws of Denmark, and its subsidiaries (the “Danfoss Group”), at a purchase price of $14.00 per Share, net to the seller in cash. Accordingly to the Company’s annual report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 4, 2010, 48,389,406 Shares were outstanding as of March 1, 2010, of which 36,629,787 are held by the Danfoss Group.  Accordingly, this calculation assumes the purchase of 11,759,619 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,738.46	Filing Party: Danfoss A/S
Form or Registration No.: Schedule TO-T	Date Filed: March 10, 2010, April 9, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 7 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission on March 10, 2010 by Danfoss Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Parent”).  The Schedule TO relates to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries (the “Danfoss Group”) at $14.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1.    Summary Term Sheet.

Item 1004(a) of Regulation M-A

(1)         The following is hereby added as a new paragraph following the second paragraph of the response to the question “Have you held discussions with the Company and what does the special committee of the Company think of the offer?” in the “Summary Term Sheet” of the Offer to Purchase:

“On March 19, 2010, the Company filed with the SEC its Schedule 14D-9 and Transaction Statement on Schedule 13E-3 with respect to the offer which disclosed that the special committee had determined that the offer of $13.25 per share was substantively and procedurally fair to the unaffiliated stockholders of the Company and recommended that the Company’s stockholders accept the offer and tender their shares pursuant to the offer.  Subsequently, on April 15, 2010, the special committee advised unaffiliated stockholders not to rely or act upon its earlier recommendation because the Company’s preliminary first quarter financial results were stronger than expected, which caused the Company to increase its preliminary forecast for total sales for 2010. As a result, the special committee was reconsidering its recommendation of the offer at the increased offer price of $14.00. On April 23, 2010, the Company filed an amendment to its Schedule 14D-9 and Transaction Statement on Schedule 13E-3 in which it disclosed that the special committee withdrew its earlier recommendation and recommended that unaffiliated stockholders reject the offer and not tender their shares at the offer price of $14.00 per share.”

(2)          The first paragraph of the response to the question “What is the market value of my shares as of a recent date?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“On April 23, 2010, the last sale price of the Company’s common stock reported on the New York Stock Exchange, or the NYSE, was $17.91 per share. On December 18, 2009, the last full trading day before we notified the board of directors of the Company of our intention to commence the offer, the last sale price of the Company’s common stock reported on the NYSE was $8.44 per share. On September 21, 2009, the last trading day three months prior to our notification to the board of directors of the Company of our intention to commence the offer, the last sale price of the Company’s common stock reported on the NYSE was $6.87 per share. The following table sets forth for the periods indicated in 2009 and 2010 the intraday high and low sale prices per share on the NYSE as reported in published financial sources:

	High	Low
2009
First Quarter	$10.13	$2.43
Second Quarter	7.08	2.37
Third Quarter	8.19	4.50
Fourth Quarter	12.68	6.71
2010
First Quarter	$13.30	$11.10
Second Quarter (through April 23, 2010)	18.24	13.25	”

Item 2.  Subject Company Information

Item 1002(a)-(c) of Regulation M-A

(1)          The first two paragraphs in “The Offer — Section 6 — Price Range of Shares; Dividends” of the Offer to Purchase is hereby amended and restated as follows:

“The Shares are listed and principally traded on the NYSE under the symbol “SHS.” The following table sets forth for the periods indicated the intraday high and low sale prices per Share on the NYSE as reported in published financial sources:

Calendar Year	High	Low	Dividend Declared
2008
First Quarter	$25.41	$17.68	$0.18
Second Quarter	37.93	22.23	0.18
Third Quarter	35.10	22.63	0.18
Fourth Quarter	24.75	5.52	0.18
2009
First Quarter	$10.13	$2.43	$0.00
Second Quarter	7.08	2.37	0.00
Third Quarter	8.19	4.50	0.00
Fourth Quarter	12.68	6.71	0.00
2010
First Quarter	$13.30	$11.10	$0.00
Second Quarter (through April 23, 2010)	18.24	13.25	0.00

On April 23, 2010, the last sale price of the Shares reported on the NYSE was $17.91 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.”

Item 11.  Additional Information

Item 1011 of Regulation M-A

(1)      The second sentence of the third paragraph following the caption “Certain Litigation” in “The Offer —Section 13 — Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated as follows:

“On April 1, 2010, the plaintiffs filed their amended and consolidated complaint. On April 22, 2010, the plaintiffs filed their second amended and consolidated complaint, which substantially restates the allegations in the initial complaints, but also alleges that defendants failed to disclose material nonpublic information in the Purchaser’s and Parent’s Offer to Purchase dated March 10, 2010, as amended, and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 dated March 19, 2010, as amended.”

Item 12. Exhibits

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(xvii)	Press Release issued by Parent and the Purchaser on April 26, 2010, including a copy of Parent’s letter dated April 26, 2010 to the Special Committee.
(a)(5)(vii)	Second Amended and Consolidated Complaint, In Re Sauer Danfoss Inc. Shareholders Litigation, filed in the Court of Chancery of the State of Delaware, dated April 22, 2010.
(a)(5)(viii)
Management Projections 2010-2012 (February and April Update), provided by the Company to the Special Committee and its advisors on April 20, 2010 (incorporated by reference to the Company 13E-3, Amendment No. 8, Exhibit (a)(5)(K), filed by the Company with the Securities and Exchange Commission on April 23, 2010).

Item 13.  Information Required by Schedule 13E-3

Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements

Item 1005(c) and (e) of Regulation M-A

 (1)        The following is hereby added immediately after the paragraph that begins “Following further discussions among Reed Smith and Parent in the evening of April 8, 2010” in “Special Factors — Section 1 — Background” of the Offer to Purchase:

“On the afternoon of April 14, 2010, K&E informed Reed Smith that the Special Committee was reconsidering its recommendation of the Offer at the $13.25 Offer Price because the Company’s preliminary first quarter financial results indicated that the Company had had a stronger than expected first quarter and that the Company had increased its full year sales projections the Company provided preliminary first quarter.

In the morning of April 15, 2010, the Special Committee issued a press release advising unaffiliated stockholders not to rely or act upon its earlier recommendation because the Company’s preliminary first quarter financial results were stronger than expected, which caused the Company to increase its preliminary forecast for total sales for 2010. As a result, the Special Committee would consider whether it would recommend the Offer at the increased offer price of $14.00 per Share.  Later on April 15, 2010, K&E called Reed Smith to inform them of the timetable and process for preparation of the updated projections by the Company’s management and the Special Committee’s consideration of the Offer in light of the preliminary first quarter financial results and the potential impact of the results on the Company’s projections for the years 2010 through 2012.

On April 16, 2010, the Special Committee issued a press release announcing that it had asked the Company’s management to prepare a set of updated projections covering 2010 through 2012 reflecting the preliminary first quarter financial results in order to permit the Special Committee and Lazard to consider the updated projections in analyzing the increased Offer Price of $14.00 per Share.  The press release provided that the Special Committee anticipated making a recommendation with respect to the $14.00 per Share Offer Price in the middle of the week of April 18th.

On April 19, 2010, Reed Smith contacted K&E by phone to discuss the timing and progress of the Special Committee’s analysis. Reed Smith suggested to K&E that it would be productive for the Special Committee to determine if it could recommend an offer price that would also be supported by Mason. If that were possible, Parent would consider further negotiations to determine if an offer price acceptable to Parent could be agreed upon and, if this was not possible, Parent intended to stand by its Offer Price of $14.00 per Share.  The parties discussed K&E contacting Mason to discuss this subject since K&E has an ongoing relationship with Mason.

 On April 20, 2010, K&E forwarded to Reed Smith revised management projections (the “New Revised Management Projections”), which revised the Revised Management Projections. K&E called Reed Smith and they discussed certain timing aspects relating to the Offer.

On April 21, 2010, K&E called Reed Smith to update Reed Smith regarding Lazard’s analysis based on the New Revised Management Projections and inform Reed Smith of the Special Committee’s decision to recommend that the Company’s unaffiliated stockholders reject the Offer and not tender their Shares at the Offer Price of $14.00 per Share and to withdraw its earlier recommendation that the Company’s unaffiliated stockholders accept the Offer and tender their Shares in the Offer. K&E also informed Reed Smith of certain of the valuation ranges of Lazard’s analysis and indicated that Parent should increase the Offer Price to a price greater than the low end of these valuation ranges, but K&E did not propose a specific offer price that would be acceptable to the Special Committee or to Mason. K&E stated it expected that the Company would file with the SEC an amendment to the Schedule 14D-9 and Company 13E-3 reflecting this position as soon as possible, but that it did not believe that such amendment would be able to be filed prior to the end of the day on April 22, 2010. The parties then discussed an extension of the Expiration Date.  Reed Smith indicated that, after consultation with the SEC earlier in the day, it intended to extend the Expiration Date and would issue a press release to that effect the following morning.

Early on the morning of April 22, 2010, K&E and Reed Smith had a telephone call. Reed Smith confirmed that it would issue a press release before the markets opened for trading extending the Offer until midnight, April 29, 2010. Reed Smith also requested that the Special Committee determine an Offer Price that the Special Committee would be willing to recommend to the Company’s unaffiliated stockholders and that would also be supported by Mason, and inform Reed Smith, on behalf of Parent, of that price, rather than having Parent propose an offer price that may or may not be acceptable to the Special Committee and Mason.  Reed Smith further indicated that, if such an offer price was forthcoming, Parent would consider further negotiations to determine if an offer price could be agreed upon but that Parent would not further increase the offer price unilaterally. Later that morning but before the markets opened for trading, Parent issued a press release extending the Expiration Date until midnight, New York City time, on April 29, 2010.

On April 23, 2010, before the markets opened for trading, the Company filed an amendment to the Schedule 14D-9 and Company 13E-3 in which it (i) disclosed that the Special Committee withdrew its earlier recommendation and recommended that unaffiliated stockholders reject the Offer and not tender their Shares at the Offer Price of $14.00 per Share, (ii) provided copies of the New Revised Management Projections and (iii) provided information regarding Lazard’s analysis based upon the New Revised Management Projections.

Later that morning, K&E sent Reed Smith an email stating K&E had spoken with Mason that morning and that Mason stated (i) that they had been expecting the call as a result of the disclosures in the Schedule 14D-9 that the Company had filed that morning and (ii) that they did not think it would take them very long to come up with an offer price that would be acceptable to them and that Mason expected to get back to K&E that afternoon.

On April 25, 2010, Joseph Loughrey, Chairman of the Special Committee, phoned Niels Christiansen, the Chief Executive Officer of Parent, and advised him that K&E had spoken with Mason about the Offer Price and conferred with the Special Committee thereafter.  Mr. Loughrey stated that an increased offer price of $21.50 per Share was an offer price that (a) the Special Committee could recommend to unaffiliated stockholders, (b) Lazard could approve for fairness purposes, and (c) Mason could be willing to support.

Parent, after considering this information, the preliminary first quarter financial information reported by the Company and the New Revised Management Projections, as well as the information previously provided to Parent including the Revised Management Projections and the Initial Management Projections, and based on its experience with the Company and in the industry, determined that it was not prepared to increase the Offer Price beyond $14.00 per Share.  On April 26, 2010, Parent executed and delivered to the Special Committee the following letter:

Special Committee of the Board of Directors
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010

Re:          Tender Offer for Shares of Sauer-Danfoss Inc.

Dear Committee Members,

We are writing to confirm that, as previously announced, $14.00 per share is the best and final offer price that will be offered to holders of shares of common stock of Sauer-Danfoss Inc. (the “Company”) in the tender offer initiated by Danfoss A/S (“Danfoss”) and Danfoss Acquisition, Inc. on March 10, 2010, and which is now scheduled to expire at midnight on Thursday, April 29, 2010.

As you know, Danfoss has a long and successful history in the mobile hydraulics industry.  We believe that our industry experience, and particularly our experience with the Company over the past several years, has enabled us to develop our own views and insights into the Company and its long-term financial prospects.  Our determination not to increase our offer price of $14.00 per share is based in part on our experience and our view of Danfoss’s business requirements and goals, our understanding of the Company’s balance sheet and debt loads, and our review of the Company’s preliminary first quarter 2010 financial information, the revised management projections and the Lazard analysis filed by the Company with the SEC.

We continue to believe that an acquisition by Danfoss of the remaining public shares of the Company will provide the Company with increased access to the resources of Danfoss, allow the Company to improve its balance sheet, and place the Company in a better position to confront its competitive challenges and improve its operational and strategic potential.

As we have previously stated, we confirm that as of the date of this letter (i) we remain interested only in acquiring shares of the Company not already owned by us and (ii) we do not intend to sell our stake in the Company or consider any strategic transaction involving the Company other than the tender offer.  As stated in the Offer to Purchase related to the tender offer, should the tender offer not be successful, we will evaluate our options at that time.  We continue to reserve all of our rights and options.

We are informing you of our decision as a courtesy, and will, as soon as practicable, issue a press release, a copy of which is attached for your information, to confirm to shareholders that the current $14.00 offer is in fact the best and final price which we will offer in this tender offer.

If you have any questions regarding the foregoing, please feel free to contact me.

Kind regards,

Niels B. Christiansen
CEO and President
Danfoss A/S

On April 26, 2010, before the markets opened for trading, Parent and the Purchaser issued a press release confirming that the $14.00 per Share Offer Price represents the last and best Offer Price.”

Item 8 of Schedule 13E-3. Fairness of the Transaction

Item 1014 of Regulation M-A

 (1)          The following is hereby added (a) after the last sentence of the third paragraph on the cover page of the Offer to Purchase, (b) after the second sentence of the first bullet following the fifth paragraph in “Special Factors — Section 2 — Purpose of and Reasons for the Offer; Plans for the Company” of the Offer to Purchase, and (c) after the first sentence of the fifth bullet following the third paragraph in “Special Factors — Section 3 — Our Position Regarding Fairness of the Transaction” of the Offer to Purchase:

“On March 19, 2010, the Company filed with the SEC the Company 13E-3 with respect to the Offer which disclosed that the Special Committee determined that the Offer of $13.25 per Share was substantively and procedurally fair to the unaffiliated stockholders of the Company and recommended that the Company’s stockholders accept the Offer and tender their shares pursuant to the Offer.  Subsequently, on April 15, 2010, the Special Committee advised unaffiliated stockholders not to rely or act upon its earlier recommendation because the Company’s preliminary first quarter financial results were stronger than expected, which caused the Company to increase its preliminary forecast for total sales for 2010. As a result, the Special Committee was reconsidering its recommendation of the Offer at the increased offer price of $14.00 per Share. On April 23, 2010, the Company filed an amendment to the Company 13E-3 providing that it had withdrawn its earlier recommendation and recommended that unaffiliated stockholders reject the Offer and not tender their Shares at the Offer Price of $14.00 per Share.”

(2)          The following is added as a new paragraph after the fourth paragraph in “Special Factors — Section 5 — Certain Company Financial Projections” of the Offer to Purchase:

“Subsequently, on April 20, 2010, representatives of the Special Committee provided us with a copy of the New Revised Management Projections.  A copy of the New Revised Management Projections, as well as certain assumptions used by management of the Company in preparing the New Revised Management Projections is attached as an exhibit to the Company 13E-3, Amendment No. 8, filed by the Company with the SEC on April 23, 2010 and is incorporated by reference into the amendment to our Schedule TO related Transaction Statement on Schedule 13E-3 filed with the SEC on April 23, 2010.  The New Revised Management Projections revise the Revised Management Projections as shown under columns headed “April 2010,” “April 2011” and “April 2012” in the New Revised Management Projections.

Selected information from the New Revised Management Projections for 2010 through 2012 is set forth below (dollars in millions):
	Projections
	2010	2011	2012
Total Sales	$1,400.0	$1,470.0	$1,554.8
Gross Profit(1)	359.4	388.0	419.4
EBIT(2)	104.0	123.9	141.9
EBITDA(3)	205.6	219.5	235.8
Net Working Capital	252.0	269.0	269.0

(1)	Calculated as total sales less variable and fixed costs and restructuring charges.
(2)
EBIT is calculated as earnings before interest and taxes, excluding the impact of restructuring and other one-time charges that are not representative of ongoing operations. EBIT is a non-GAAP financial measure and is not necessarily comparable to similarly-titled measures as calculated by other companies.

(3)
EBITDA is calculated as earnings before interest, taxes, depreciation and amortization, excluding the impact of restructuring and other one-time charges that are not representative of ongoing operations. EBITDA is a non-GAAP financial measure and is not necessarily comparable to similarly-titled measures as calculated by other companies.

The New Revised Management Projections have been provided for the purpose of giving stockholders access to this information because stockholders of the Company might view this information as material in considering the Offer. We believe that the New Revised Management Projections were based on numerous variables and assumptions, only some of which we are aware of, and many or all of which are inherently uncertain and may be beyond the control of the Company and its management. Accordingly, there can be no assurance that the projections, objectives or targets will be realized, and actual results may vary materially from those shown. The inclusion of the New Revised Management Projections with this Offer to Purchase should not be regarded as an indication that we or any of our affiliates or representatives consider the New Revised Management Projections to be a reliable prediction of future events, and they should not be relied upon as such. Nor should our inclusion of the New Revised Management Projections with this Offer to Purchase be regarded as an indication that we believe that stockholders of the Company should rely on the New Revised Management Projections in considering the Offer. To our knowledge, the information in the New Revised Management Projections was prepared for the Special Committee in connection with its consideration of the Offer and without a view to dissemination to the public. In addition, we believe that the information in the New Revised Management Projections was not prepared with a view toward compliance with guidelines established by the SEC, the American Institute of Certified Public Accountants or the Public Company Accounting Oversight Board for preparation and presentation of financial forecasts. The information in the New Revised Management Projections was prepared by employees and advisors of the Company without the assistance of the Parent, Purchaser or any of their affiliates or advisors, and to the knowledge of Parent and Purchaser, such information was not prepared with the assistance of or reviewed, compiled or examined by independent accountants and it does not comply with generally accepted accounting principles.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2010

DANFOSS ACQUISITION, INC.

By:	/s/ Anders Stahlschmidt
Name:	Anders Stahlschmidt
Title:	Vice President, Secretary, Treasurer

DANFOSS A/S

By:	/s/ Anders Stahlschmidt
Name:	Anders Stahlschmidt
Title:	General Counsel

EXHIBIT INDEX
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated March 10, 2010 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(iv)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(v)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(vi)
Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(vii)
Letter dated December 21, 2009 to the board of directors of the Company (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by the Purchaser, Parent and Danfoss Murmann Holding A/S with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(viii)
Press Release issued by Parent and the Purchaser on December 22, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and Purchaser with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(ix)
Press Release issued by Parent and the Purchaser on January 8, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 8, 2010).

(a)(1)(x)
Press Release issued by Parent and the Purchaser on January 15, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 15, 2010).

(a)(1)(xi)
Press Release issued by Parent and the Purchaser on March 9, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on March 9, 2010).

(a)(1)(xii)
Summary Advertisement as published on March 10, 2010, in the Investor’s Business Daily (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(1)(xiii)
Press Release issued by Parent and the Purchaser on March 29, 2010 (incorporated by reference to the Schedule TO-T, Amendment No. 1, filed by Parent and the Purchaser with the Securities and Exchange Commission on March 29, 2010).

(a)(1)(xiv)
Press Release issued by Parent and the Purchaser on April 8, 2010 (incorporated by reference to the Schedule TO-T, Amendment No. 4, filed by Parent and the Purchaser with the Securities and Exchange Commission on April 8, 2010).

(a)(1)(xv)
Press Release issued by Parent and the Purchaser on April 9, 2010 (incorporated by reference to the Schedule TO-T, Amendment No. 5, filed by Parent and the Purchaser with the Securities and Exchange Commission on April 9, 2010).

(a)(1)(xvi)
Press Release issued by Parent and the Purchaser on April 22, 2010 (incorporated by reference to the Schedule TO-T, Amendment No. 6, filed by Parent and the Purchaser with the Securities and Exchange Commission on April 22, 2010).

(a)(1)(xvii)	Press Release issued by Parent and the Purchaser on April 26, 2010, including a copy of Parent’s letter dated April 26, 2010 to the Special Committee.

(a)(5)(i)
2010 through 2012 Consolidated Financial Projections of the Company (included as Schedule E to the Offer to Purchase filed as Exhibit (a)(1)(i)) to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(ii)
Complaint of Kenneth R. Loiselle et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc. and Danfoss A/S, filed in the Court of Chancery of the State of Delaware, dated December 23, 2009 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(iii)
Complaint of Laurie Forrest et al., v. Sauer-Danfoss Inc., Sven Ruder, Niels B. Christiansen, Jorgen M. Clausen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Frederik Lotz, Sven Murmann, Steven H. Wood and Danfoss A/S, filed in the Court of Chancery in the State of Delaware, dated December 23, 2009 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(iv)
Complaint of John and Michelle Freise et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated December 23, 2009 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(v)
Complaint of Scott Crouthamel et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated February 10, 2010 (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(a)(5)(vi)
Amended and Consolidated Complaint, In Re Sauer Danfoss Inc. Shareholders Litigation, filed in the Court of Chancery of the State of Delaware, dated April 1, 2010 (incorporated by reference to the Schedule TO-T, Amendment No. 3, filed by Parent and the Purchaser with the Securities and Exchange Commission on April 5, 2010).

(a)(5)(vii)	Second Amended and Consolidated Complaint, In Re Sauer Danfoss Inc. Shareholders Litigation, filed in the Court of Chancery of the State of Delaware, dated April 22, 2010.

(a)(5)(viii)
Management Projections 2010-2012 (February and April Update), provided by the Company to the Special Committee and its advisors on April 20, 2010 (incorporated by reference to the Company 13E-3, Amendment No. 8, Exhibit (a)(5)(K), filed by the Company with the Securities and Exchange Commission on April 23, 2010).

(b)(1)
Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(b)(2)
Amendment No. 1, dated as of January 4, 2010, to Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S (incorporated by reference to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(c)(1)
Ladenburg Premium Analysis, dated December 24, 2009 (included as Schedule D to the Offer to Purchase filed as Exhibit (a)(1)(i)) to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).

(f)
Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed as Exhibit (a)(1)(i)) to the Schedule TO-T filed by Parent and the Purchaser with the Securities and Exchange Commission on March 10, 2010).